Exhibit 97.1
BUNGE DODD-FRANK CLAWBACK POLICY
The Board of Directors (the “Board”) of Bunge Global SA (the “Company”) has adopted this Dodd-Frank Clawback Policy (“Policy”) pursuant to the applicable provisions of The New York Stock Exchange Listed Company Manual (the “Clawback Rules”), promulgated pursuant to the final rules adopted by the Securities and Exchange Commission under Section 954 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. The Human Resources & Compensation Committee (the “Committee”) is delegated the authority by the Board to administer this Policy. Capitalized terms not otherwise defined in this Policy have the meanings given to them under the Clawback Rules.
The Clawback Rules generally require the Company to recover reasonably promptly the amount of erroneously awarded Incentive-based Compensation (as defined in the Clawback Rules, the “Erroneously Awarded Compensation”) from officers if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Company shall comply with the Clawback Rules and reasonably promptly recover Erroneously Awarded Compensation received by current or former Executive Officers of the Company (“Covered Individuals”). The Committee shall determine the Company’s Covered Individuals.
Covered Compensation. This Policy applies to the Incentive-based Compensation Received by a Covered Individual: (1) after such Covered Individual began service as an Executive Officer; (2) who served as an Executive Officer at any time during the performance period for that Incentive-based Compensation; (3) while the Company has a class of securities listed on a national securities exchange or a national securities association; and (4) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described above (or during any transition period that results from a change in the Company’s fiscal year, within or immediately following those three completed fiscal years, as determined in accordance with the Clawback Rules). Notwithstanding the foregoing, this Policy shall not apply to Incentive-based Compensation Received by a Covered Individual prior to the effective date of this Policy.
Method of Recovery. The Committee shall determine, in its sole discretion, the manner in which any Erroneously Awarded Compensation shall be recovered pursuant to the Clawback Rules. Methods of recovery may include, but are not limited to: (1) seeking direct repayment from the Covered Individual; (2) reducing (subject to applicable law and the terms and conditions of the applicable plan, program or arrangement pursuant to which the incentive-based compensation was paid) the amount that would otherwise be payable to the Covered Individual under any compensation, bonus, incentive, equity and other benefit plan, agreement, policy or arrangement maintained by the Company or any of its affiliates; (3) cancelling any award (whether cash or equity-based) or portion thereof previously granted to the Covered Individual; (4) forfeiture of deferred compensation, subject to compliance with Section 409A of the U.S. Internal Revenue Code and the regulations promulgated thereunder; or (5) any combination of the foregoing.
Other Company Arrangements. This Policy shall be in addition to, and not in lieu of, any other clawback, recovery or recoupment policy maintained by the Company from time to time, including under any of the Company’s plans, awards, equity award agreements or individual agreements (collectively, “Other Company Arrangement”) and any other rights or remedies available to the Company, including termination of employment; provided, however, that there is no intention for any duplicative recoupment of the same compensation under more than one policy, plan, award or agreement. In addition, no Other

Company Arrangement shall serve to restrict the scope or the recoverability of Erroneously Awarded Compensation under this Policy or limit recovery in compliance with the Clawback Rules.
No Indemnification. Notwithstanding anything to the contrary set forth in any policy, arrangement, bylaws, charter, certificate of incorporation or plan of the Company or any individual agreement between a Covered Individual and the Company or any of its affiliates, no Covered Individual shall be entitled to indemnification from the Company or any of its affiliates for the amount that is or may be recovered by the Company pursuant to this Policy; provided, however, that to the extent expense advancement or reimbursement is available to a Covered Individual, this Policy shall not serve to prohibit such advancement or reimbursement.
Administration; Interpretation. The Board reserves the right to amend this Policy at any time and for any reason, subject to applicable law and the Clawback Rules. Any determinations made by the Committee shall be final, binding and conclusive on all affected individuals. To the extent this Policy conflicts or is inconsistent with the Clawback Rules, the Clawback Rules shall govern. In no event is this Policy intended to be broader than, or require recoupment in addition to, that required pursuant to the Clawback Rules

Approved and Adopted: December 1, 2023
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